                        SENTEX SENSING TECHNOLOGY, INC.
                               375 SYLVAN AVENUE
                           ENGLEWOOD CLIFFS, NJ 07632



                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER



This Information Statement is being mailed on or about December 12, 1995, in connection with the execution by certain executive officers and shareholders of Sentex Sensing Technology, Inc. ("Sentex" or the "Company") of Stock Purchase Agreements with CPS Capital, Ltd., an Ohio limited liability company ("CPS"), dated October 18, 1995, which will result in a change in the majority of directors of the Company. In connection with the execution of said agreements, the following events will occur:

     1. CPS will, on or about December 31, 1995, purchase from such executive officers and shareholders an aggregate 17,606,461 shares of common stock of Sentex, representing approximately 26% of the 67,360,081 issued and outstanding shares of common stock of Sentex, for a total purchase price of $1,338,091, or an average of $.076 per share. In connection with such purchase, four of the five current members of the Sentex Board of Directors will resign and CPS will be entitled to designate four replacement directors pending the next Annual Meeting of Shareholders, and to appoint the President and Chief Financial Officer of Sentex; and

     2. CPS will also enter into shareholder agreements with two of the selling shareholders pursuant to which one shareholder -- Ms. Joanne Bianco, currently interim president and a director of Sentex -- will be required to vote the balance of her shares of Sentex common stock (1,000,000 shares remaining after the sale of 8,509,917 of her shares to CPS) as instructed by CPS for a two-year period, and another shareholder -- Dr. Amos Linenberg, a director of Sentex and president of Sentex Systems, Inc., a wholly-owned subsidiary of Sentex -- will be required to vote the balance of his shares of Sentex common stock (8,389,204 shares remaining after the sale of 3,000,000 of his shares to CPS) as directed by CPS for a five- year period;

     3. Dr. Linenberg will enter into a four-year employment agreement with Sentex pursuant to which he will act as Executive Vice President of Sentex, and Ms. Bianco will enter into a two-year consulting agreement with Sentex; and

     4. Dr. Linenberg and Ms. Bianco will have certain other rights and restrictions with respect to the sale and registration of their remaining shares of Sentex common stock, as more specifically described herein. (See "Changes in Control -- Stock Purchase and Related Agreements")

     This information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended the ("Exchange Act") and Rule 14f-1 thereunder. You are urged to read this material carefully. YOU ARE NOT, HOWEVER, BEING REQUESTED, NOR ARE YOU REQUIRED, TO TAKE ANY ACTION. The information contained in this Information Statement concerning CPS and its four designees to the Board of Directors (the " CPS Designees") has been furnished to Sentex by representatives of CPS and Sentex assumes no responsibility for the accuracy, completeness or fairness of any such information.


INFORMATION REGARDING CPS DESIGNEES

     You are receiving this Information Statement in connection with the anticipated appointment to the Sentex Board of Directors of the CPS Designees upon the closing of the Purchase Agreement, scheduled to occur on or about December 31, 1995. Four of the five current directors of Sentex will resign at that time, with the CPS Designees being appointed to the Sentex Board of Directors pending the next Annual Meeting of Shareholders.

     It is contemplated that the four current directors who will resign at that time are Amos Linenberg, Matthew Keshishian, Joseph Bianco and Allan Esrine, while Joanne Bianco will remain as a director along with the four CPS Designees.


     Sentex has been informed that the CPS Designees are as follows:

     1. Robert S. Kendall, (age 56) is Chairman and President of CPS, a mergers and acquisition holding company based in Cleveland and New York. He is also Chairman of the Board and founder of LDI Corporation, an asset leasing and technology services company founded in 1972, whose shares are traded on NASDAQ. LDI is one of the largest independent lessors of technology and computer equipment in the United States, with assets of $427 million and revenues of $183 million in its most recent fiscal year ended January 31, 1995. Mr. Kendall is also a general partner in NCP, Ltd., a real estate partnership actively engaged in investing, acquiring, financing and managing commercial, industrial and other properties. From 1969 to 1972, Mr. Kendall was branch manager at Victor/Nixdorf Computer, a manufacturer and distributor of computer systems. From 1963 to 1969, he was a salesman, financial specialist and sales manager at Burroughs Corporation (now Unisys Corp.)

          Mr. Kendall graduated from Case Western Reserve University with a bachelor's degree in psychology in 1960, and attended graduate school at John Carroll University.

     2. Julius L. Hess, (age 34) is Assistant Vice President for CPS and is responsible for research and analysis. At CPS he serves as lead analyst in the location and evaluation of publicly held companies or divisions of companies for acquisition which are believed to be undervalued, or to identify closely held companies with potential for appreciation. Prior to joining CPS in November, 1994, Mr. Hess was Human Resources Manager for a division for GE Capital since 1990. From 1989 to 1990 he was Senior Human Resources Representative for B.F. Goodrich and prior thereto he was Compensation and Labor Relations Manager from 1986 to 1989 at the Mayo Clinic Medical Center.

          Mr. Hess graduated from Miami University in Oxford, Ohio with a bachelor's degree in political science in 1983 and attended graduate school at the University of Minnesota. Mr. Hess is Mr. Kendall's son-in-law.

     3. Ronald M. Lipson, (age 61) has been a practicing attorney for more than thirty-five years in Cleveland, Ohio in various areas including corporate, business, and real estate law. He was the incorporating attorney for LDI Corporation, a publicly-held asset leasing and technology services company traded on NASDAQ, and formerly served as legal counsel and a director of LDI Corporation. Mr. Lipson is also a general partner in G&C Properties, an Ohio real estate partnership engaged in the buying, selling, and managing various types of real estate.

          Mr. Lipson attended Ohio University and graduated Adelbert College of Case Western Reserve University with a bachelor's degree in business administration in 1955. He also received a Doctor of Jurisprudence degree in 1958 from Case Western Reserve University School of Law.

     4. James G. Few, (age 46) has served as Vice President and Chief Financial Officer for CPS since October 1995. From June 1993 to October 1995, he was engaged as an independent financial consultant. Mr. Few served as Senior Vice President of Boston Distributors from November 1992 to May 1993 where he was responsible for finance and accounting. From

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          May 1991 to November  1992, Mr. Few served as Executive Vice President of Operations and Finance for Progressive Communications Technology. Mr. Few was engaged as an independent financial consultant from 1989 to 1991. From 1978 to 1989, he served as Executive Vice President and Chief Financial Officer of Harris Wholesale Drug Company where he oversaw three divisions of the company. Prior thereto, be served as Division Controller of IT&T for eight years. Mr. Few received a bachelor's degree in Business Management from Providence College.


     CPS currently owns 100,000 shares of Sentex Common Stock which it acquired in March of 1995 at $.04 per share. Sentex has been advised that, except for Robert S. Kendall, none of the CPS Designees, nor any CPS directors, executive officers, affiliates or associates beneficially owns any equity, securities, or rights to acquire any equity securities, of Sentex, and none, has been involved in any transactions with Sentex or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities & Exchange Commission ("SEC"), except for Mr. Kendall, who purchased of an aggregate of 100,000 shares of the Company's Common Stock at $.0575 per share, for an aggregate purchase price of $5,750, in two separate transactions (60,000 shares on August 31, 1995 and 40,000 shares on September 8, 1995). Management believes that the purchases occurred at a time when Mr. Kendall was privy to certain non-public information about the Company. Mr. Kendall and his counsel have informed the Company and the Board of Directors of the Company that these purchases were inadvertent, of minimal significance, and resulted from a long-standing buy order. Mr. Kendall has agreed to contribute the 100,000 shares of the Company's Common Stock purchased by him to the Company for no consideration.

     Sentex has been advised that each of the CPS Designees has consented to act as a director, and that none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     CPS has further advised Sentex that the consideration of $1,338,091 payable by CPS for the purchase of the 17,606,461 shares of Sentex common stock pursuant to the Stock Purchase Agreements will be drawn from its working capital.

     The principal business address for the CPS Nominees is c/o CPS Capital, Ltd., 1801 East Ninth Street, Cleveland, OH 44114.

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


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     As of November 30, 1995, there were 67,360,081 outstanding shares of Common Stock of Sentex, the only class of securities, with each share entitled to one vote.

     The following table sets forth certain information as of November 30, 1995 regarding the beneficial ownership of the Company's Common Stock by (i) all of those known to the Company to be beneficial owners of more than five percent of its Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers of the Company as a group. Except as otherwise indicated, sole voting and investment power, with respect to shares listed in the table, is held by the owner indicated.


Name and Address                             Amount and Nature       % of Shares
of Beneficial Owner (1)                   of Beneficial Ownership    Outstanding
-----------------------                   -----------------------    -----------
Dr. Amos Linenberg (2)                           11,389,204             16.9%

Joanne Bianco (2)                                 9,509,917             14.1%

Mr. Salvatore Bianco and
Estate of Marie Bianco (3)                        3,867,421              6.1%

Derco, Ltd.                                       4,408,000              6.4%
P.O. Box 1790
Georgetown, Grand Cayman
Cayman Islands, British West Indies

Matthew Keshishian                               - 0 -                   - 0 -

Joseph Bianco (4)                                - 0 -                   - 0 -

Allan Esrine                                     - 0 -                   - 0 -

All Directors and Officers
as a group 5 persons) (5)                        20,899,121             31.0%

--------------------------------------------------------------------------------

(1) The name and address of each individual listed in the table except where otherwise indicated is c/o Sentex Sensing Technology, Inc. 375 Sylvan Avenue, Englewood Cliffs, N.J. 07632.

(2) Dr. Amos Linenberg and Ms. Joanne Bianco were divorced in April 1995. In May 1995, Dr. Linenberg transferred, for no consideration, 2,229,123 shares of Sentex common stock to the Daniele Linenberg Trust. Daniele Linenberg is the daughter of Dr. Linenberg and Ms. Bianco.

(3) Mr. Salvatore Bianco holds his stock as joint tenant with the Estate of Marie Bianco, his late wife, and disclaims any beneficial interest in the stock ownership of his daughter, Ms. Joanne Bianco.

(4)  Mr. Joseph Bianco is the brother of Ms. Joanne Bianco.

(5)  There are no options or warrants for common stock of Sentex outstanding.



CHANGES IN CONTROL -- STOCK PURCHASE AND RELATED AGREEMENTS.

     On October 18, 1995, four separate Stock Purchase Agreements were executed by and between CPS and the following Sentex shareholders:

     1. Dr. Amos Linenberg, a director of Sentex and president of Sentex Systems, Inc., a wholly-owned subsidiary of Sentex. Pursuant to his agreement, CPS will purchase 3,000,000 of Dr. Linenberg's 11, 389,204 shares of Sentex common stock for an aggregate purchase price of $228,000, or $.076 per share. In connection therewith, Dr. Linenberg will enter into a four-year employment agreement with Sentex pursuant to which Dr. Linenberg will act as Executive Vice-President of Sentex for a base salary of $132,176 per annum, plus annual cost-of-living increases and certain incentive compensation, and will agree to not engage directly or indirectly in any competing business during the term of his employment and for one year thereafter. Dr. Linenberg will also enter into a Shareholder Agreement with CPS pursuant to which, among other things, (a) Dr. Linenberg will receive certain rights to include shares of Sentex common stock owned by him in a private or public sale of shares of Sentex common stock owned by CPS, (b) Dr. Linenberg will not be permitted to sell any of his shares of Sentex common stock for a two-year period without the consent of CPS, (c) CPS will have the option to purchase shares of Sentex common stock offered for sale by Dr. Linenberg after the expiration of two years, and (d) Dr. Linenberg shall have the right to require CPS to purchase up to 2,000,000 shares of his Sentex common stock for $.076 per share for a period of one year, and up to 8,389,204 shares of his Sentex common stock for $.05 per share commencing in or about June, 1997. In addition to the foregoing, Dr. Linenberg will agree to vote all of his shares of Sentex common stock as directed by CPS for a five-year period.

     2. Ms. Joanne Bianco, a director and interim President of Sentex. Pursuant to her agreement, CPS will purchase 8,509,917 shares of Ms. Bianco's 9,509,917 shares of Sentex common stock for an aggregate purchase price of $646,754, or $.076 per share. In connection therewith, Ms. Bianco will enter into a two-year consulting agreement with Sentex pursuant to which Ms. Bianco will serve as a part-time consultant to Sentex for a base compensation of $75,000 per annum, and will agree to not engage directly or indirectly in any competing business for a three-year period. Ms. Bianco will receive an additional $100,000 from Sentex in consideration of her agreement not to compete, payable in three equal installments on January 1, 1996, January 1, 1997 and January 1, 1998. Ms. Bianco will also enter into a shareholder agreement pursuant to which, among other things, she will receive certain rights to include shares of Sentex common stock owned by her in a private or public sale of shares of Sentex common stock owned by CPS, will agree, for a period of two years, not to otherwise sell any of her shares of Sentex common stock without the consent of CPS, and will agree to vote her shares of Sentex common stock as instructed by CPS.

     3. Mr. Salvatore Bianco (Ms. Joanne Bianco's father) and the Estate of Mrs. Marie Bianco (Ms. Bianco's late mother), pursuant to which CPS will purchase a total of 3,867,421 shares of Sentex common stock, representing all shares of common stock owned by Mr. Bianco and his late wife's estate, for an aggregate purchase price of $350,000, or approximately $.0905 per share.

     4. The Daniele Linenberg Trust, pursuant to which agreement CPS will purchase 2,229,123 shares of Sentex common stock, representing all of the shares of Sentex common stock owned by said Trust, for an aggregate purchase price of $113,337, or approximately $.0508 per share. Daniele Linenberg is the daughter of Dr. Linenberg and Ms. Bianco.


     In all, CPS will acquire a total of 17,606,461 shares of Sentex common stock from the aforesaid shareholders, constituting approximately 26.1% of the 67,360,081 issued and outstanding shares of Sentex common stock, for an aggregate purchase price of $1,338,091, or an average price of $.076 per share. In addition, 9,389,204 shares of Sentex common stock owned by Dr. Linenberg and Ms. Bianco, or approximately 14% of the issued and outstanding common stock of Sentex, will be subject to the voting control of CPS pursuant to the aforementioned shareholder agreements. Accordingly, upon consummation of the Stock Purchase Agreements and the execution of the Shareholder Agreements with Dr. Linenberg and Ms. Bianco, CPS will control a total of 27,095,665 shares of Sentex common stock, or approximately 40.2%, which includes the 100,000 shares purchased in March of 1995, of the total outstanding voting stock of Sentex.

     The Stock Purchase Agreements call for the resignation of the four of the existing five directors of Sentex other than Joanne Bianco, with CPS to designate four replacement directors pending the next Annual Meeting of Shareholders. (See Information Regarding CPS Designees). CPS has advised Sentex that the newly-constituted Board of Directors will appoint Mr. Robert S. Kendall as Chairman and President of Sentex and Mr. James Few as its Chief Financial Officer.

     Ms. Joanne Bianco, who will remain as Secretary and a Director, has acted as the Company's Secretary since November 1982, as a Director since November 1980, and, since May, 1991 as President of the wholly-owned subsidiary, Sentex Acquisition Corp. Ms. Bianco was the General Manager of the Company from November 1984 until May 1991 and has also served as an Executive Vice President and Chief Financial Officer. In August 1994 she was appointed Interim President of the Company, to serve until a new President is appointed. Ms. Bianco, an attorney, was formerly associated with Proskauer Rose Goetz & Mendelsohn, a New York City law firm from June 1983 to September 1984. From August 1981 to May 1983 she was associated with Hess Segall Guterman Pelz Steiner & Barovick, a New York City law firm. She holds an M.A. in Psychology from Fairleigh Dickenson University and a J.D. from Benjamin N. Cardozo School of Law, Yeshiva University, where she was a member of the Law Review.


MATERIAL ADVERSE PROCEEDINGS

     There are no material proceedings to which any director, officer, or affiliate of Sentex, or any person to be designated as a director or officer of Sentex by CPS, or any owner of record or beneficially of more than five percent of Sentex common stock, or any associate of any such director, officer, affiliate, shareholder or designee, is a party adverse to Sentex or CPS or any of its subsidiaries or has a material interest adverse to Sentex or CPS or any of their respective subsidiaries.


INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     During the past five years, no director, officer or affiliate of Sentex, nor any CPS Designee, (a) was the subject of a petition under the Federal bankruptcy laws or any State insolvency law, nor was a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing, except for CPS Designee James Few who served as Senior Vice President of Boston Distributors from November 1992 to May 1993, which entity was declared bankrupt pursuant to Chapter 11 of the

Bankruptcy Laws in February, 1993 and was liquidated pursuant to Chapter 7 of the Bankruptcy laws sometime thereafter; (b) was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses; (c) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction permanently or temporarily enjoining him from, or otherwise limiting him from engaging in any type of business, securities, commodities or investment activity or practice; (d) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any commodities, securities or investment activity; (e) was found by a court of competent activity jurisdiction in a civil action or by the Securities and Exchange
Commission to have violated any Federal or State securities law, and the judgment in such civil action or funding has not been subsequently reversed, suspended or vacated; or (f) was found by a court of competent jurisdiction in a civil action or by the Commodity Future Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or funding by the Commodity Futures Trading Commission has not been subsequently reserved, suspend or vacated.



COMMITTEES OF THE BOARD OF DIRECTORS.


     There are currently no standing audit, nominating or compensation committees of the Sentex board of directors. An Executive Committee of the board of directors, composed of Dr. Linenberg, Ms. Bianco and Mr. Keshishian, met three (3) times during the fiscal year ended November 30, 1995 in connection with various management decisions.



MEETINGS OF BOARD OF DIRECTORS


     The Sentex board of directors held a total of two (2) regularly scheduled meetings during its last full fiscal year ending November 30, 1995, and all of the directors attended all of said meetings. No special meetings of the Board were held during said fiscal year. On the last full fiscal year, none of the incumbent directors attended fewer than 75 percent of the total number of meetings of the board held during the period for which he served as a director.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid to the two Executive Officers of Sentex for services rendered in all capacities during the fiscal years ended November 30, 1995, 1994 and 1993:

                                                      Annual Compensation
                                            ------------------------------------
Name and                      Fiscal Year   Salary         Bonus    Other Annual
Principal                     Ended 11/30                           Compensation
Position
--------------------------------------------------------------------------------
Joanne Bianco                     1995     $100,000(2)     - 0 -     - 0 -
Interim President

Amos Linenberg                    1995     $130,676        - 0 -     $ 18,545(1)
President, Sentex
 Systems, Inc.

Joanne Bianco                     1994     $104,038 (3)    - 0 -     - 0 -
Interim President

Amos Linenberg                    1994     $132,176        - 0 -     $ 18,377(1)
President

Amos Linenberg                    1993     $121,543        - 0 -     $ 22,079(1)
President

Joanne Bianco                     1993     $ 79,500        - 0 -     - 0 -
Executive V. President

------------------------

(1)  Consists of automobile and insurance allowances.

(2)  Includes $13,461 of accrued but unpaid salary in fiscal 1995.

(3)  Includes $4,624 of deferred salary from fiscal 1993.

Long-Term Compensation

     No long term compensation was paid during the fiscal years ended November 30, 1994, 1993 or 1992 to any executive officer of Sentex by way of restricted stock awards, securities underlying options or stock appreciation rights, or long term incentive plans.


Employment Agreements

     Sentex has no employment agreements with any Executive Officer, but will enter into an employment agreement with Dr. Linenberg and a consulting agreement with Ms. Bianco, (See "Change of Control -- Stock Purchase and Related Agreements").


Stock Options

     Sentex has no stock options outstanding.


Compensation Pursuant to Plans.

     Sentex has no plans pursuant to which cash or non-cash equivalents were paid during the fiscal year ended November 30, 1995, 1994 or 1993.


Compensation of Directors

     During fiscal year 1995, 1994 and 1993 Directors were not compensated for acting in that capacity.


Certain Relationships and Related Transactions

     Sentex currently leases 5,500 square feet on three floors of a three story building at 553 Broad Avenue, Ridgefield, New Jersey 07657 as executive offices and research and product assembly facilities under month-to-month leases from Dr. Linenberg. Rental expenses amounted to $53,340 for the year ended November 30, 1995.

     Mr. Matthew Keshishian a Director of Sentex, received $9,000 and $7,500 for legal and consulting services to Sentex during fiscal 1995 and fiscal 1994, respectively. Sentex believes that the terms of his consultancy to be on terms no less favorable to Sentex than could have been received from unaffiliated third parties.

     Sentex paid Maklin Ltd., a software development company, $31,137, during fiscal 1995 for upgrades and modifications to several of the Company's products. Maklin Ltd. is owned, in part, by Youri Linenberg, Dr. Linenberg's son.

     All current transactions between Sentex, and its officers, directors and principal stockholders or any affiliates thereof are in management's opinion on terms no less favorable to Sentex than could be obtained from unaffiliated third parties.



Section 16(a) Reporting

As under the securities laws of the United States, the Company's directors, its executive (and certain other) officers, and any persons holding ten percent or more of Sentex Common Stock must report on their ownership of Sentex Common Stock and any changes in that ownership to the Securities and Exchange
Commission and to the National Association of Securities Dealers, Inc.'s Automated Quotation System. Specific due dates for these reports have been established. During the year ended November 30, 1995, all reports for all transactions were filed on a timely basis, except for one late reported transaction by Dr. Linenberg in connection with a May 1995 transfer of shares of Common Stock to the Daniele Linenberg Trust.

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